Jumei International Holding Limited

20th Floor, Tower B, Zhonghui Plaza

11 Dongzhimen South Road, Dongcheng District

Beijing 100007, People’s Republic of China

September 22, 2016

VIA EDGAR

Mr. William H. Thompson, Accounting Branch Chief

Mr. Scott Stringer, Staff Accountant

Ms. Mara Ransom, Assistant Director

Mr. Danilo Castelli, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Jumei International Holding Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed April 29, 2016

File No. 001-36442

Dear Mr. Thompson, Mr. Stringer, Ms. Ransom and Mr. Castelli:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 8, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2015 Form 20-F.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Overview, page 74

1.	We refer you to your disclosure on page 74 which says “We generate net revenues from merchandise sales when we act as principal for the direct sale of beauty products to customers.” We note similar disclosure on page F-10. However, in the table at the bottom of page 74 you disclose that merchandise sales includes beauty products, baby, children and maternity products, light luxury products and health supplements. In future filings, please revise your disclosures as necessary to be consistent. In addition, please tell us your consideration of disclosing revenues for each product or each group of similar products. If you conclude the products you sell are similar please explain to us your basis in arriving at that conclusion. If disclosing revenues for each product or group of similar products is impracticable, please disclose that fact in future filings and explain to us why it is impracticable to disclose the required information. Please refer to ASC 280-10-50-40.

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In response to the Staff’s comment, the Company proposes to revise the disclosure in its future Form 20-F filings as follows to be consistent: “We generate net revenues from merchandise sales when we act as principal for the direct sale of beauty products, baby, children and maternity products, light luxury products and health supplements.” The Company respectfully advises the Staff that the Company will continue to evaluate and disclose what the Company considers to be the key product(s) or group(s) of similar products in its future Form 20-F filings, which may be different from those that the Company had disclosed in the past or proposed in the previous sentence.

The Company respectfully advises the Staff that the merchandise products sold by the Company are similar because (i) the procurement policies and processes for our merchandise products are similar; (ii) the type or class of customers purchasing our merchandise products are similar as our customers are mainly PRC individual users who purchase online through our websites or mobile application; and (iii) the economic characteristic such as degree of risk and opportunity for growth of our merchandise products are similar as the merchandise products have similar customer base and vendor base with similar terms. In addition, our merchandise product business is managed as one integrated business by one management team. In all periods presented in the 2015 Form 20-F, the direct sale of baby, children and maternity products, light luxury products and health supplements accounted for less than 10% of total net revenues, which are considered immaterial for further detailed analysis.

Results of Operations, page 86

2.	In future filings, please include a discussion and analysis of other income/expense, net for each year presented or tell us why providing such information is not meaningful to investors.

In response to the Staff’s comment, the Company proposes to include a discussion and analysis of other income/expense, net for each year presented in its future Form 20-F filings. For Year Ended December 31, 2015 Compared to Year Ended December 31, 2014, the Company proposes to include the following:

“Other income/expense, net. We incurred net other expense of RMB59.3 million in 2015, as compared to RMB56.4 million of net other income we generated in 2014, primarily due to an exchange loss of RMB78.1 million in 2015, a write-down of RMB16.0 million for the call option related to the investment in Babytree when the call option expired at the end of 2015 without exercise, and a decrease of RMB9.5 million in the government subsidies we received from RMB54.4 million in 2014 to RMB44.9 million in 2015.”

The Company respectfully advises the Staff that the Company will continue to evaluate and disclose what the Company considers to be the key factors affecting the Company’s other income/expense, net for each year (after 2015) presented in its future Form 20-F filings, which factors may be different from those proposed in the previous paragraph.

Net Revenues, page 87

3.	Please revise your future disclosures to explain any factors that may impact your net revenue results. In this regard, we note statements from your third quarter earnings call that you experienced margin pressure in the third quarter of 2015 due to a number of cost items that were one-off in nature and that you expected margins to stabilize to second quarter levels in the fourth quarter 2015. Please show us what your disclosure will look like. Please refer to Item 5 of Form 20-F and SEC Release No. 34-26831 for guidance.

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In response to the Staff’s comment, the Company proposes to revise the disclosure for its net revenue results (for Year Ended December 31, 2015 Compared to Year Ended December 31, 2014) in its future Form 20-F filings as follows:

“Net revenues. Our net revenues increased by 88.9% from RMB3.9 billion in 2014 to RMB7.3 billion in 2015, which included RMB7.1 billion generated from merchandise sales and RMB229.7 million generated from marketplace services. The increase of RMB3.8 billion in merchandise sales was partially offset by the decrease of RMB301.9 million in marketplace services. The decrease was primarily due to our shift in strategy from marketplace sales to merchandise sales for beauty product that started in September 2014 and the launch of Jumei Global. The increase of net revenues was primarily attributable to the increase in active customers and total orders, especially such increase as contributed by Jumei Global. Through Jumei Global, we are able to reach more customers in the large and growing cross-border e-commerce market in China. We have also expanded our product offerings to products other than beauty products, such as baby and maternity products and health supplements. The more diversified product offering has resulted in more active customers and generated more orders. Moreover, we increased expenses in advertisement fee on online marketing and sold products at deeper discount, which attracted more customers and more orders. The number of our active customers increased from approximately 13.3 million in 2014 to approximately 16.0 million in 2015. The number of our total orders increased significantly from approximately 42.6 million in 2014 to approximately 73.2 million in 2015. ”

The Company respectfully advises the Staff that the Company will continue to evaluate and disclose what the Company considers to be the key factors affecting the Company’s net revenue results for each year (after 2015) presented in its future Form 20-F filings, which factors may be different from those that the Company had disclosed in the past or proposed in the previous paragraph.

Cost of Revenue, page 87

4.	Please enhance your future disclosures to provide an analysis of the factors that caused the significant increase in your Cost of Revenues, especially relative to your growth in net revenues, and to explain why your shift in business strategy from beauty product marketplace sales to merchandise sales has caused your gross profit margin to decrease from 2014 to 2015 and, if known, whether you expect it to continue to decrease in the future. Please show us what your disclosure will look like. Please refer to Item 5.A of Form 20-F.

In response to the Staff’s comment, the Company proposes to revise the disclosure for its cost of revenues and gross profit (for Year Ended December 31, 2015 Compared to Year Ended December 31, 2014) in its future Form 20-F filings as follows:

“Cost of revenues. Our cost of revenues increased from RMB2.4 billion in 2014 to RMB5.2 billion in 2015, significantly outgrowing the growth in net revenues. The increase in our cost of revenues significantly outgrew the growth in our net revenues mainly as a result of our shift in strategy from beauty product marketplace sales to merchandise sales that started in September 2014. This is because we record costs of products sold through merchandise sales as cost of revenues, whereas, for marketplace sales, we do not record costs of products sold but act as the service provider for other vendors and charge third-party merchant fees for the sales of their products.

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Gross profit. Our gross profit increased by 37.8% from RMB1.5 billion in 2014 to RMB2.1 billion in 2015 but our gross profit as a percentage of net revenues decreased from 39.5% to 28.8% during the same period. Our gross profit as a percentage of our net GMV increased from 23.4% in 2014 to 23.7% in 2015. The lower gross profit margin in 2015 is mainly attributed to the shift in strategy from beauty product marketplace sales to merchandise sales that started in September 2014 and sales promotion activities in the second half of 2015 during which we sold products at deeper discount to increase inventory turnover.”

The Company respectfully advises the Staff that the Company expects that its gross profit margin will be affected by a variety of factors, including without limitation changes in the sales formats and product offerings of the Company, the effectiveness of the Company’s inventory management, and the competition faced by the Company. The Company will disclose any known trends with respect to its gross profit margin in its future Form 20-F filings.

The Company will continue to evaluate and disclose what the Company considers to be the key factors affecting the Company’s cost of revenues and gross profit margin for each year (after 2015) presented in its future Form 20-F filings, which factors may be different from those that the Company had disclosed in the past or proposed in the previous two paragraphs.

Fulfillment Expenses, page 88

5.	We note from your third quarter earnings call that Jumei Global has been “offering customers free shipping regardless of how many items they purchase, whereas for the domestic business, [you are] offering free shipping for two items or above, or RMB299 or above order size.” We further note on page 18 that you have adopted shipping policies that do not necessarily pass the full cost of shipping on to your customers. In future filings please elaborate on the referenced shipping policy and the effect, if any, on your company’s financial condition in light of the significant increase in orders and customers that you experienced during 2015. Specifically, please quantify, if material, what portion of the fulfillment expenses is attributable to the referenced shipping policy. Please show us what this disclosure will look like. Please refer to Item 5 of Form 20-F.

In response to the Staff’s comment, the Company proposes to revise the disclosure for its fulfillment expenses (for Year Ended December 31, 2015 Compared to Year Ended December 31, 2014) in its future Form 20-F filings as follows:

“Fulfillment expenses. Our fulfillment expenses increased from RMB434.7 million in 2014 to RMB949.0 million in 2015. The increase was primarily attributable to the significant increase in the number of orders fulfilled. The number of orders that we fulfilled increased from approximately 32.5 million in 2014 to 64.2 million in 2015. Our fulfillment expenses as a percentage of our net GMV increased from 6.6% in 2014 to 10.6% in 2015, primarily because an increase in fulfilled orders generated by Jumei Global and the shift from marketplace sales to merchandise sales of beauty products. Fulfillment expense for Jumei Global order is generally higher, as Jumei Global orders generally incur higher shipping expenses as well as custom related expenses. Most of the marketplace sales orders are not fulfilled by us.

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In 2015, we offer customers of Jumei Global free shipping regardless of how many items they purchase, whereas for other sales formats, we offer free shipping for two items or above, or RMB299 or above order size. Although our shipping policies do not necessarily pass the full cost of shipping on to our customers, these policies improve customers’ shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. Shipping expenses amounted to RMB162.1 million in 2014 and RMB337.5 million in 2015. Shipping expenses as a percentage of our net GMV increased from 2.5% in 2014 to 3.8% in 2015, primarily because an increase in fulfilled orders generated by Jumei Global and the shift from marketplace sales to merchandise sales of beauty products. The increase in Jumei Global orders was partially attributable to the favorable shipping policies for Jumei Global orders.”

The Company respectfully advises the Staff that the Company will continue to disclose, if material, the contribution of shipping expenses to total fulfillment expenses for each year (after 2015) presented in its future Form 20-F filings.

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income, page F-6

6.	Please tell us how you computed the weighted average shares outstanding used in computing basic net income per share attributable to Jumei’s ordinary shareholders for the year ended December 31, 2013.

The Company respectfully advises the Staff that the weighted average shares outstanding used in computing basic net income per share include certain restricted shares held by Mr. Leo Ou Chen and Mr. Yusen Dai (together with Mr. Leo Ou Chen, the “Founders”) in ordinary shares. In accordance with the shareholders agreement dated as of July 15, 2009, all ordinary shares ultimately owned by the Founders would become subject to a four-year vesting schedule, with 25% vesting on the first anniversary and remainder vesting monthly thereafter in thirty-six equal monthly installments. The Founders’ shares vest immediately in the event that (i) Founder’s continuous status as a service provider is terminated by the Company without cause; (ii) there occurs a change in control of the Company or (iii) there occurs a Qualified IPO as defined in redeemable preferred shares. As the restricted shares are subject to service vesting conditions, only vested restricted shares are included in computing basic net income per share, though these restricted shares are legally outstanding from the grant day. Accordingly, vested Founders’ share are no longer contingent and are included in the computation of basic net income per share as of the date vested by reference to ASC 260-10-45-13.

The Company respectfully directs the Staff to the computation in the tables below.

	Reference	Number of shares
Total ordinary shares issued and outstanding as of December 31, 2013	A	79,124,394
Less: Weighted average unvested founder’s shares(1)	B	(19,648,655)
Total weighted average numbers of ordinary share computing basic net income per share attributable to Jumei’s ordinary shareholders for the year ended December 31, 2013	C=A-B	59,475,739

Note:

(1)       The total number of 79,124,394 outstanding shares includes weighted average of 19,648,655 unvested Founder’s share, which are excluded from basic net income per share as they are considered contingent shares. Please see “15. Share based compensation - Founders’ shares.” on page F-42 of the 2015 Form 20-F.

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Restricted Shares

Outstanding as of December 31, 2012	24,379,277
Restricted shares vested	(10,554,394)
Outstanding as of December 31, 2013	13,824,883

Note 17. Commitments and contingencies

Contingencies, page F-45

7.	In future filings, please disclose an estimate of the possible loss or range of loss or that such an estimate cannot be made. Please refer to ASC 450-20-50-4.

As the action remains in its preliminary stages, the Company’s management is currently unable to express any opinion on the likelihood of an unfavorable outcome or any estimate of the amount or range of any potential loss. In response to the Staff’s comment, the Company will include in the disclosure for contingencies an estimate of the possible loss or range of loss (if such estimate can be made) or that such an estimate cannot be made (if such estimate cannot be made), in its future Form 20-F filings.

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2015 Form 20-F, please contact the undersigned at +86 10 5280-2802 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740-4863.

Very truly yours,

/s/Leo Ou Chen
Leo Ou Chen
Chief Executive Officer

cc:	Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP

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